

## INVEST IN **ZEEK BAR**

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# The Kids Bar Re-Imagined

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**LEAD INVESTOR**                                                                                                      ⌃

 **Andrew Leneve**    Financial Services VP

We invested in Zeek because of our conviction that the world needs more healthy food
alternatives for children. Many advertise "healthy" options, but a quick scan of the
ingredients label shows products often loaded with sugar, additives, gluten, etc. As working
parents, we have experienced first hand how hard it can be to find fast and nutritious snacks
for our 3 year old - and ones he will be excited to eat! After one trial run of Zeek Bars at
home, our son was asking for more! We also loved the idea that the Zeek Brand was uniquely
built to cater to kids tastes and nutritional needs, not the parents, and we were immediately
inspired to participate. For kids, by kids!

**Invested $30,000 this round**

**Learn about Lead Investors**

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zeekbar.com    Novato CA                      Food    Ecommerce    Female Founder    Cpg    Kids

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**OVERVIEW**    UPDATES    WHAT PEOPLE SAY    ASK QUESTION

# Highlights

1. 🚀 +173% YoY Growth in 40 Whole Foods Stores

2. 🔥 Amazon #1 Best Selling Product

3. 💁 Founding team with experience at Whole Foods, Nike, and Google

4. 📦 Voted "Best New Snack of 2020" – Red Tricycle

5. 🍬 50% Less Sugar & 4x More Protein vs. Leading Kids Bar

6. 💰 Disrupting the $1.4B Snack Bar Category

7. 💥 Red Bull Meets Nickelodeon: Building the Next Great Brand For Kids, By Kids

# Our Team



**Reid Pearson**  Co-Founder & CEO

Dad + Entrepreneur Formerly @ Whole Foods, @ Fanlime, @ USC

While coaching a local little league team, parents complained to me about the poor snack options available. With my background in health and nutrition I knew I was meant to solve this problem. Today we have a child of our own and this mission has become even more personal to our family.



**Kassidy Pearson**  Co-Founder

Mom + Marketer Currently @ Google Formerly @ Nike

# Why Zeek Bar is a Good Bet

There is a major shift <u>away from sugar</u> in consumer product goods.



Millennial parents list sugar as their

**#1 concern**

when evaluating snacks[1]

1.C&R Research

Category after category is <u>removing sugar</u> from their products.

+$20B
"Low Sugar" claims in 2021 vs. 2020[1]
CAPRI SUN
FRUIT PUNCH
Honest KIDS
Juice
13g
Sugar
7g
Sugar
GO-GURT
siggi's KIDS
Yogurt
16g
Sugar
6g
Sugar
1. 2021 IRI Report









**The kids snack bar is next.**

95%
of the $1.4B category contains more than 8g sugar[1]
QUAKER
BIG CHEWY
CHOCOLATE CHIP
5 GRANOLA BARS
CLIF KID
ZBAR
CHOCOLATE CHIP
NATURE VALLEY
CRUNCHY
12 BARS







1. Analysis of data from IRI Snack Bar Total US 52 week period ended March 21, 2021. Standardized to 35g serving.

**Zeek Bar is disrupting the category by re-imagining the kids bar with drastically less sugar and more protein.**

50% Less Sugar
4x More Protein
Flavors Kids Love
Zeek
BAR
KIDS
* VS. LEADING KIDS BAR

**We use all natural, Non-GMO ingredients like whey protein, almond butter, and honey to deliver a bar with more nutrition and delicious, kid-friendly flavors.**





We've achieved <u>fantastic early traction</u> with a focused distribution strategy through Whole Foods and Amazon.



**+173%**

**YOY same-store growth** in 40 Northern California Whole Foods[1].

**350+** verified **5 star reviews**

**Amazon KPIs**

- **40% customer re-order rate**
- **$142.79 Average LTV**[3]
- **Amazon Best Seller**

**Community**

- "**Best New Snack of 2020**"- Red Tricycle
- **20K+ bars donated** in partnership with Stephen & Ayesha Curry's Eat.Learn.Play Foundation.



ZEEK BAR - Kids Protein Bars - 50% Less Sugar, 8g Protein - All Natural, Non-GMO, G...

★★★★☆ 338

#1 Best Seller

$23.89 ($1.66/ounce)

✓prime

1. Period ending 6/19/22  2. Period from 10/1/21 to 12/31/21  3. Data gathered from 2020 calendar year





KIDS
PROTEIN BAR
50% LESS SUGAR
8g PROTEIN
COSMIC COOKIE DOUGH
Kids Protein Bar
Made with ingredients such as almond butter, oats and whey protein and made without any gluten ingredients. Each bar contains 8g of protein to help fuel a busy kid's day.
$6.99
Gluten Free
LARABAR

LOCAL
KETO KRISP
PROTEIN BAR
LOCAL

We're building the first brand in the category "For Kids, By Kids".

Imagine Red Bull meets Nickelodeon.

From Ambassadors...





**To Content...**



## To Sponsorships & Event Activations...



## To Social Causes...



We're building a challenger brand by <u>capturing the attention and imagination of kids.</u>

This brand strategy will position us an <u>attractive acquisition target.</u>

**2x Revenue every 12 months** to position for acquisition by strategic partner or legacy F&B brand.
**Early M&A discovery starts at $10M (2027).**







**Acquirer: Kellogg's**
Price: $600M
Years to Acquisition: 4

**Acquirer: Mondelez**
Price: $277M
Years to Acquisition: 11

**Acquirer: Laird Superfoods**
Price: $12M
Years to Acquisition: 11







**Acquirer: Hershey**
Price: $397M
Years to Acquisition: 20

**Acquirer: Mondelez**
Price: Undisclosed
Years to Acquisition: 14

**Acquirer: Simply Good Foods**
Price: $1B
Years to Acquisition: 9

We are the <u>right team to build this company</u> - we are parents deeply committed to persevering and building a national brand.

## Founders

**Kassidy & Reid Pearson**

Novato, CA

Husband and wife founding team with operations & marketing experience at







Google, Nike, and Whole Foods.
Co-Founder & CEO
Sales, Operations, Fundraising
Co-Founder
Marketing & Product Development
WHOLE FOODS MARKET







**Let's build something great, together.**







Join Our Mission
Kristi McNamara
We LOVE ZEEK BARS!
Reviewed in the United States on May 27, 2021 | Verified Purchase
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
Great healthy snack option for my dancer that is always on the go!
Reid Pearson | reid@zeekbar.com
Kassidy Pearson | kassidy@zeekbar.com
Jennifer
Fantastic
Reviewed in the United States on June 7, 2021 | Verified Purchase
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
These taste amazing and my children love them! Highly recommended
Noelle Monette
Your search for a nutrition bar is over!
Reviewed in the United States on May 17, 2021 | Verified Purchase
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
The Brownie Blast-off is pro the best nutrition bar my family has ever